UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number: 001-36677 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diplomat Pharmacy, Inc.
Full Name of Registrant

Former Name if Applicable

4100 S. Saginaw Street
Address of Principal Executive Office (Street and Number)

Flint, MI 48507
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Diplomat Pharmacy, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”) within the prescribed time period because the Company has recently determined the need to record a significant non-cash impairment charge related to the Company’s Goodwill and Definite-lived intangible assets, as a result of reduced financial forecasts for the business, which will materially impact results for the fourth quarter and full year ended December 31, 2018. As a result, the Company needs additional time to finalize the level of impairment for Goodwill and the Definite-lived intangible assets, the tax implications and the total impact on the Company’s 2018 fourth quarter and full year financial results.

The issues identified require the Company to perform additional procedures and analyses, and other third-party review of the foregoing, that affect the timeliness of the Company’s annual financial statement and preparation of the Annual Report.  Management is in the process of completing these additional procedures and the Annual Report.

The Company expects to file the Annual Report as soon as reasonably practicable after completion of the foregoing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Atul Kavthekar	(810)	768-9380
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For 2018, the Company expects revenues within the range $5.5 billion to $5.6 billion, compared to $4.5 billion in 2017, primarily resulting from increases in manufacturer prices, as well as the full year impact of our acquisitions in 2017, although partially offset by reimbursement compression and by a decrease in volume in our immunology, hepatitis C, and multiple sclerosis business categories, as well as other lower margin business categories, including human immunodeficiency virus (“HIV”) and osteoporosis, versus the prior year. In addition, the Company expects an increase in gross profit and incremental increase in gross profit margin for 2018 compared to 2017, largely driven by the impact of the Company’s PBM acquisitions in late 2017 and partially offset by reimbursement compression in the Specialty segment. Regarding net income (loss) attributable to Diplomat and earnings per share, the Company anticipates that it will record a significant non-cash impairment charge related to the Company’s Goodwill and Definite-lived intangible assets, which is expected to significantly reduce each of the foregoing; however, these amounts cannot be calculated, at this time, until the impairment is quantified for Goodwill and the Definite-lived intangible assets, the tax implications are finalized, and the total impact on Diplomat’s 2018 fourth quarter and full year financial results is known.

The above financial data is preliminary, based upon the Company’s estimates and subject to completion of the Company’s evaluation of the matters described under Part III above. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2018, and the Company’s final numbers for this data may differ materially from these estimates.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, non-cash impairment charge, and the timing of filing the Annual Report.  There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

Diplomat Pharmacy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2019	By	/s/ Atul Kavthekar
Atul Kavthekar
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).